Crowd Capital Co (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Crowd Capital Co.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 17, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	491,875	33,581
Accounts Receivable	34,000	-
Accounts Receivable - Related Parties	66,187	6,906
Prepaid Expenses	4,630	-
Total Current Assets	596,693	40,488
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	2,637	-
Intangible Assets: App Development, Databases, and Website, net of Accumulated Amortization	63,913	-
Total Non-Current Assets	66,549	-
TOTAL ASSETS	663,242	40,488
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	22,151	-
Accrued Expenses	420	899
Payroll Liability	5,671	-
Note Payable - Related Party	-	2,526
Total Current Liabilities	28,242	3,425
Long-term Liabilities		
Future Equity Obligations	911,001	37,000
Total Long-Term Liabilities	911,001	37,000
TOTAL LIABILITIES	939,243	40,425
EQUITY		
Class A Common Stock	10,000	10,000
Accumulated Deficit	(286,001)	(9,938)
Total Equity	(276,001)	62
TOTAL LIABILITIES AND EQUITY	663,242	40,488

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	7,088	20
General and Administrative	105,298	5,737
Payroll	155,958	-
Rent and Lease	2,455	-
Depreciation	5,263	-
Amortization	-	-
Total Operating Expenses	276,063	5,757
Operating Income (loss)	(276,063)	(5,757)
Provision for Income Tax	-	-
Net Income (loss)	(276,063)	(5,757)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(276,063)	(5,757)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	800	-
Amortization	4,464	-
Accounts Payable	22,151	-
Accrued Liabilities	(479)	-
Payroll Liability	5,671	-
Accounts Receivable	(34,000)	-
Accounts Receivable - Related Parties	(59,281)	(5,793)
Prepaids	(4,630)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(65,305)	(5,793)
Net Cash provided by (used in) Operating Activities	(341,368)	(11,550)
INVESTING ACTIVITIES		
Computer Equipment	(2,637)	-
App Development, Databases, and Website	(69,176)	-
Net Cash provided by (used by) Investing Activities	(71,812)	-
FINANCING ACTIVITIES		
Issuance of Class A Common Stock	-	4,000
Future Equity Obligations	874,001	37,000
Notes Payable - Related Party	(2,526)	-
Net Cash provided by (used in) Financing Activities	871,475	41,000
Cash at the beginning of period	33,581	4,131
Net Cash increase (decrease) for period	458,294	29,450
Cash at end of period	491,875	33,581

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	600,000	6,000	-	-	-	(4,181)	1,819
Issuance of Common Stock	400,000	4,000	-	-	-	-	4,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(5,757)	(5,757)
Ending Balance 12/31/2020	1,000,000	10,000	-	-	-	(9,938)	62
Issuance of Common Stock	-	-	114,280	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(276,063)	(276,063)
Ending Balance 12/31/2021	1,000,000	10,000	114,280	-	-	(286,001)	(276,001)

Crowd Capital Co
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Crowd Capital Co, ("the Company") was formed in Delaware on May 13th, 2019. As a holding company it plans to earn revenue through its subsidiaries, Thryv Technologies Incorporated ("thryv"), the sole subsidiary as of July 1st, 2022, which plans to earn revenue using a Software-as-a-Service (SaaS) platform leveraging machine learning (ML) technology and combining them with predictive analytics to provide targeted recommendations and experience for residential mortgage borrowers. The Company's headquarters is in Miami, Florida. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Computers	3	3,437	800	-	2,637
Grand Total	-	3,437	800	-	2,637

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"),Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 2 years.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Databases	2	2,396	300	-	2,096
Website	2	27,940	1,164	-	26,776
App Development	2	38,040	3,000	-	35,040
Grand Total	-	68,376	4,464	-	63,913

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2020	-	-
Granted	142,855	$0.09
Vested	63,463	$0.09
Forfeited	(28,575)	$0.09
Nonvested shares, December 31, 2021	50,817	$0.09

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	-	-
Granted	22,861	$0.09
Exercised	-	-
Expired/cancelled	-	
Total options outstanding, December 31, 2021	22,861	$0.09
Options exercisable, December 31, 2021	-	-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2020	-	-
Granted	22,861	$0.09
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2021	22,861	$0.09

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the

fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company currently has a research and development tax credit in the amount of $9,173 along with NOL of $281,792.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company purchased various items in the amount of $2,242 from a company owned by a SAFE holder.

The Company had accounts receivables due from the Crowd Capital Fund LLC related to formation expenses paid for by the Company in the amounts of $66,187 and $6,906 for the years ending 2021 and 2020, respectively. The amounts are expected to be repaid by 12/31/22.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in which the SAFEs will automatically convert into shares of SAFE Preferred Stock during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a $5M post-money valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

Authorized: The Company has authorized 10,000,000 shares of capital stock, of which 5,000,000 shares are Class A common stock with a par value of $0.01 per share, 2,000,000 shares are Class B common stock, with a par value of $0.01 per share; 3,000,000 shares of preferred stock, with a par value of $0.01.

In 2020, 400,000 shares of Class A common stock were issued. No other capital stock was issued in 2020. As of December 31st, 2021, a total of 1,000,000 shares of Class A common voting stock was outstanding. 114,280 of Class B non-voting common stock was issued and outstanding in 2021. No preferred shares were issued or outstanding as of December 31st, 2021.

Voting: The holders of Class A common voting stock are entitled to one vote per share. The holders of Class B non-voting common stock are not entitled to vote.

Dividends: The holders of both Class A and Class B common stock are entitled to receive dividends when and if declared by the Board of Directors.

Restricted: The securities issued have not been registered under the securities act of 1933, and are acquired for investment and not with a view to, or in connection with, the sale or distribution thereof. No such sale or distribution may be affected without an effective registration statement related thereto or an opinion of counsel in a form satisfactory to the company that such registration is not required under the securities act of 1933. The shares may be transferred only in accordance with the terms of an agreement between the company and the stockholder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 17, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.